Exhibit 8.1


                               212-450-4571

                                                  December 8, 1997

Re:  Equity Linked Notes Due December 4, 2000

Morgan Stanley, Dean Witter, Discover & Co.
1585 Broadway
New York, NY 10036

Ladies and Gentlemen:

      We have acted as special tax counsel for you in connection with the issuance of your $29,000,000 aggregate principal amount Equity Linked Notes due December 4, 2000 (the "Notes"). The discussion set forth below is a summary of the material U.S. federal income tax considerations that are generally relevant to holders of the Notes addressed herein. The defined terms and discussion limitations contained under the caption "United States Federal Taxation" in the pricing supplement relating to the Notes (the "Pricing Supplement") (and not otherwise defined or set forth herein) are equally applicable to the discussion below.

      For U.S. federal income tax purposes, the Notes will be treated as debt instruments subject to final Treasury Regulations relating to contingent payment debt instruments (the "Regulations"). As discussed below, certain aspects of the U.S. federal income tax treatment of an investment in the Notes remain uncertain. No ruling has been or will be requested from the Internal Revenue Service ("IRS") with respect to the Notes, and no assurance can be given that the IRS or a court will agree with the analysis set forth herein. Accordingly, prospective purchasers should be urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

      Interest Accrual on the Notes Prior to the Initial Maturity Date

      Under the Regulations, a Holder will be required to accrue interest income on a Note (in an amount described in the succeeding paragraph) regardless of whether such Holder uses the cash or accrual method of tax accounting. As a result, a Holder that employs the cash method of accounting will be required to include interest in taxable income prior to the Initial Maturity Date of the Note even though no payment will be made on the Note prior to its maturity.

      Under the Regulations, for each accrual period prior to and including the Initial Maturity Date of the Note, the amount of interest that accrues, as original issue discount, on a Note equals the product of (i) the "adjusted issue price" (as of the beginning of the accrual period) and (ii) the "Comparable Yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includible as interest income by a Holder for each day in the accrual period on which the Holder holds the Note. The adjusted issue price is the issue price of the Note, increased by any interest previously accrued. The Comparable Yield is the annual yield the Company would pay, as of the issue date, on a fixed rate note with no contingent payment but with terms and conditions otherwise comparable to those of the Notes. Amounts treated as interest under the Regulations are treated as original issue discount for all purposes of the Code.

      The Company has determined that the Comparable Yield is 6.17%, compounded semiannually. Under the Regulations, the Company is required to provide a schedule of the projected amounts of payments on a Note (the "Schedule").
Based on the Company's determination of the Comparable Yield, the Schedule for a Note (assuming a par amount of $100,000 or with respect to each integral multiple thereof) consists of a projected amount due at the Initial Maturity Date, equal to $119,998 (the "Projected Amount"). For U.S. federal income tax purposes, a Holder is required to use the Comparable Yield and the Schedule in determining its interest accruals and adjustments in respect of the Note, unless such Holder timely discloses and justifies the use of other estimates to the IRS.

      On the Initial Maturity Date, provided the term of the Notes was not otherwise extended, if the amount received is more than the Projected Amount, the difference will produce a "Net Positive Adjustment" under the Regulations, which will be treated as additional interest for the taxable year. If the amount received is less than the Projected Amount, the difference will produce a "Net Negative Adjustment" under the Regulations, which will reduce the amount of interest income, for the taxable year that includes the Initial Maturity Date, that a Holder would otherwise have accounted for on a Note. If the Net Negative Adjustment exceeds such interest, the excess will be treated as ordinary loss to the extent of prior interest accrual on a Note.

      Sale or Exchange Prior to the Initial Maturity Date

      Upon the sale or exchange of a Note prior to the Initial Maturity Date, the Holder will recognize gain or loss equal to the difference between the amount realized and the Holder's "Adjusted Basis." The Adjusted Basis will be the Holder's original basis in the Note, increased by the interest previously accrued by the Holder on the Note. Any gain upon sale or exchange of a Note will be additional interest income; any loss will be ordinary loss to the extent of the interest previously included as income by the Holder on the Note, and thereafter, capital loss.

      The distinction between capital loss and ordinary loss is potentially significant in several respects. For example, limitations apply to a Holder's ability to offset capital losses against ordinary income.

      Extension of Maturity

      Under the terms of the Notes, the Notes' maturity may be extended, in one-month increments, under certain circumstances. Upon the first extension of the maturity of the Notes, there would be a "Net Negative Adjustment" in an amount equal to the Projected Amount with respect to the Notes, which, as described above, would first reduce the amount of interest income, for the taxable year that includes the Initial Maturity Date, that the Holders would otherwise have accounted for on the Notes and, thereafter, be treated as ordinary loss to the extent of prior interest accrual on the Notes. No gain or loss would be recognized upon any subsequent extensions of the Notes' maturity.

      Upon the first extension of the maturity of the Notes, we are of the view that, although not free from doubt, Holders should cease accruing
interest income with respect to the Notes.   However, upon the final maturity
of the Notes, any amount received in excess of the issue price should be treated as additional interest income for the taxable year. Upon the sale or exchange of the Notes after the Initial Maturity Date, we are of the view that
(i) to the extent that the amount realized exceeds the issue price, Holders should recognize ordinary interest income to the extent of such excess, and
(ii) to the extent that the issue price exceeds the amount realized, Holders should recognize a capital loss to the extent of such excess. However, prospective investors should note that this opinion is not binding on a court or the IRS, and the IRS could contend that a Holder should continue to accrue interest income, even after the first extension of the Notes' maturity, at a rate equal to the Comparable Yield with respect to the Notes.

      Backup Withholding and Information Reporting

      Certain noncorporate Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest (including original issue discount, if any) on, and the proceeds of disposition of, a Note.
Backup withholding will apply only if the Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his or her Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

      The amount of any backup withholding from a payment to a Holder will be allowed as a credit against such Holder's U.S. federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

      We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the offering of the Notes. We also consent to the use of our name under the caption "United States Federal Taxation" in the Pricing Supplement.

                                 Very truly yours,